UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20509

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934



                       American Freightways Corporation
                               (Name of Issuer)



                   Common Stock, par value $.01 per share
                        (Title of Class of Securities)


                                02629V-10-8
                              (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  02629V-10-8

1)   Name of Reporting Person           F. S. Garrison
     SS or IRS Identification No.
     of Above Person



2)   Check the Appropriate              (a)  [ ]
     Box if a Member of a Group         (b)  [ ]



3)   SEC Use Only



4)   Citizenship or Place of
     Organization                       United States


     Number of Shares Beneficially      5) Sole Voting Power - 4,602,308
     Owned by Each Reporting            6) Shared Voting Power - None
     with:                              7) Sole Dispositive Power - 4,602,308
                                        8) Shared Dispositive Power - None


9)   Aggregate Amount Beneficially      4,602,308
     Owned by Each Reporting Person



10)  Check if the Aggregate Amount in
     Row (9) Excludes Certain Shares*   [x]

     * Excludes shares of Issuer's Common Stock beneficially owned by F. S. Garrison as Managing General Partner of the Garrison Family Limited Partnership No. One and the Garrison Family Limited Partnership No. Two.



11)  Percent of Class Represented by
     Amount in Row (9)                  14.7%



12)  Type of Reporting Person           IN

CUSIP NO.  02629V-10-8

1)   Name of Reporting Person           F. S. Garrison, Managing General
     SS or IRS Identification No.       Partner, Garrison Family Limited
     of Above Person                    Partnership No. One



2)   Check the Appropriate              (a)  [ ]
     Box if a Member of a Group         (b)  [ ]



3)   SEC Use Only



4)   Citizenship or Place of
     Organization                       Arkansas


     Number of Shares Beneficially      5) Sole Voting Power - 2,000,000
     Owned by Each Reporting            6) Shared Voting Power - None
     with:                              7) Sole Dispositive Power - 2,000,000
                                        8) Shared Dispositive Power - None



9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person     2,000,000



10)  Check if the Aggregate Amount in
     Row (9) Excludes Certain Shares*   [x]

     * Excludes shares of Issuer's Common Stock beneficially owned by F. S. Garrison, individually, and as Managing General Partner of the Garrison Family Limited Partnership No. Two.



11)  Percent of Class Represented by
     Amount in Row (9)                  6.4%



12)  Type of Reporting Person           PN

CUSIP NO.  02629V-10-8

1)   Name of Reporting Person           F. S. Garrison, Managing General
     SS or IRS Identification No.       Partner Garrison Family Limited
     of Above Person                    Partnership No. Two




2)   Check the Appropriate              (a)  [ ]
     Box if a Member of a Group         (b)  [ ]



3)   SEC Use Only



4)   Citizenship or Place of
     Organization                       Arkansas


     Number of Shares Beneficially      5) Sole Voting Power - 4,000,000
     Owned by Each Reporting            6) Shared Voting Power - None
     with:                              7) Sole Dispositive Power - 4,000,000
                                        8) Shared Dispositive Power - None



9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person     4,000,000



10)  Check if the Aggregate Amount in
     Row (9) Excludes Certain Shares*   [x]

     * Excludes shares of Issuer's Common Stock beneficially owned by F. S. Garrison, individually, and as Managing General Partner of the Garrison Family Limited Partnership No. One.



11)  Percent of Class Represented by
     Amount in Row (9)                  12.8%



12)  Type of Reporting Person           PN

                                 SCHEDULE 13G

ITEM 1(A)      NAME OF ISSUER:

          American Freightways Corporation

ITEM 1(B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          2200 Forward Drive
          Harrison, Arkansas  72601

ITEM 2(A)      NAME OF PERSON FILING:
ITEM 2(B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
ITEM 2(C)      CITIZENSHIP OR PLACE OF ORGANIZATION:

          F. S. Garrison
          2200 Forward Drive
          Harrison, Arkansas  72601
          (United States Citizen)

          F. S. Garrison, Managing General Partner
          Garrison Family Limited Partnership No. One
          2200 Forward Drive
          Harrison, Arkansas  72601
          (Arkansas Limited Partnership)

          F. S. Garrison, Managing General Partner
          Garrison Family Limited Partnership No. Two
          2200 Forward Drive
          Harrison, Arkansas  72601
          (Arkansas Limited Partnership)

ITEM 2(D)      TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $0.01 per share

ITEM 2(E)      CUSIP NUMBER:

          02629V-10-8

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ]        Broker or Dealer registered under Section 15 of the
                         Act

          (b) [ ]        Bank as defined in Section 3(a)(6) of the Act

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section

                         240.13d-1(b)(1)(ii)(F)

          (g) [ ] Parent Holding Company, in accordance with Section 240.13b-1(b)(1)(ii)(G)

          (h) [ ]        Group, in accordance with Section 240.13d-
                         1(b)(1)(ii)(H)

          Not Applicable

ITEM 4    OWNERSHIP.

     F. S. GARRISON

     (a) Amount Beneficially Owned: 4,602,308 (includes 322,000 shares subject to presently exercisable options)

     (b) Percent of Class: 14.7% (percentage based on 31,133,303 shares of the Issuer's Common Stock outstanding as of September 5, 1996)

     (c)  Number of shares as to which such person has:

          (i) sole power to vote or direct the vote: 4,602,308 (includes 322,000 shares subject to presently exercisable options)

          (ii) shared power to vote or to direct the vote:  -0-

          (iii)     sole power to dispose or to direct the disposition of:
                    4,602,308 (includes 322,000 shares subject to presently exercisable options)

          (iv) shared power to dispose or to direct the disposition of:  -0-

     F. S. GARRISON, MANAGING GENERAL PARTNER
     GARRISON FAMILY LIMITED PARTNERSHIP NO. ONE

     (a)  Amount Beneficially Owned:  2,000,000

     (b) Percent of Class: 6.4% (percentage based on 31,133,303 shares of the Issuer's Common Stock outstanding as of September 5, 1996)

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or direct the vote:  2,000,000

          (ii) shared power to vote or to direct the vote:  -0-

          (iii)     sole power to dispose or to direct the disposition of:
                    2,000,000

          (iv) shared power to dispose or to direct the disposition of: -0-

     F. S. GARRISON, MANAGING GENERAL PARTNER
     GARRISON FAMILY LIMITED PARTNERSHIP NO. TWO

     (a)  Amount Beneficially Owned:  4,000,000

     (b) Percent of Class: 12.8% (percentage based on 31,133,303 shares of the Issuer's Common Stock outstanding as of September 5, 1996)

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or direct the vote:  4,000,000

          (ii) shared power to vote or to direct the vote:  -0-

          (iii)     sole power to dispose or to direct the disposition of:
                    4,000,000

          (iv) shared power to dispose or to direct the disposition of: -0-

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          F. S. Garrison owns a controlling general partnership interest and one or more trusts of which Mr. Garrison is the sole trustee own a 100% limited partnership interest in each of the Garrison Family Limited Partnership No. One and the Garrison Family Limited Partnership No. Two (the "Partnerships"). The Partnerships were formed pursuant to limited partnership agreements, each dated as of October 7, 1996. Mr. Garrison is the managing general partner of both Partnerships. Accordingly, Mr. Garrison has the sole power to vote and to direct the receipt of dividends from, and the proceeds from the sale of all shares of, the Issuer's Common Stock held by both Partnerships. Mr. Garrison also has the sole power to vote and to direct the receipt of dividends from, and the proceeds from the sale of, shares of the Issuer's Common Stock held individually by Mr. Garrison. The 4,602,308 shares of Issuer's Common Stock indicated herein as beneficially owned by Mr. Garrison, individually, include 420,000 shares of Issuer's Common Stock beneficially owned by Cynthia Kaye Garrison, his spouse.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

ITEM 10.  CERTIFICATION.

          Not Applicable

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  October 7, 1996




                              /s/ F.S. Garrison
                              F.S. Garrison



                              Garrison Family Limited Partnership No. One


                              By:  /s/ F.S. Garrison
                              F. S. Garrison, Managing General Partner



                              Garrison Family Limited Partnership No. Two


                              By:  /s/ F.S. Garrison
                              F. S. Garrison, Managing General Partner